                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
         OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2000
                          -----------------

                                       OR

|_|      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                 to
                               ---------------    --------------

                     Commission file number _______________

         A. Full  title of the plan and the  address of the plan,  if  different from that of the issuer named below:

                   Handy & Harman Savings Plan
                   555 Theodore Fremd Avenue
                   Rye, NY 10580

         B. Name of issuer of the  securities  held pursuant to the plan and the address of its principal executive office:

                   WHX Corporation
                   110 East 59th Street
                   New York, New York  10022

HANDY & HARMAN
SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2000 AND 1999
INDEX

                                                                    PAGE(S)

Report of Independent Accountants                                     1

Financial Statements:

Statements of Net Assets Available for Benefits as of
    December 31, 2000 and 1999                                        2

Statement of Changes in Net Assets Available for Benefits
    for the year ended December 31, 2000                              3

Notes to Financial Statements                                       4-10

Supplemental Schedule:

  Schedule H - Item 4i - Schedule of Assets Held for
     Investment Purposes  as of December 31, 2000                     11

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Administrative Committee and Participants of
Handy & Harman Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the  related  statement  of  changes in net assets  available  for  benefits present fairly, in all material respects,  the net assets available for benefits of Handy &  Harman  Savings  Plan (the "Plan") at December 31, 2000 and 1999
and the changes in net assets available for benefits for the year ended December
31, 2000 in conformity  with  accounting  principles  generally  accepted in the
United States of America.  These financial  statements are the responsibility of the  Plan's  management;  our  responsibility  is to express an opinion on these financial  statements  based on our  audits.  We  conducted  our audits of these statements  in  accordance  with auditing  standards  generally  accepted in the
United  States of America,  which  require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material  misstatement.  An audit includes examining,  on a test basis, evidence supporting the amounts and  disclosures in the financial  statements,  assessing the accounting principles used and significant estimates made by management, and evaluating the overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits  were  conducted  for the  purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental  schedule of assets held for investment  purposes is presented for the purpose of additional analysis and is not a required part of the basic  financial  statements but is  supplementary information  required by the  Department  of Labor's Rules and  Regulations  for
Reporting and Disclosure  under the Employee  Retirement  Income Security Act of
1974. This supplemental schedule is the responsibility of the Plan's management.
The supplemental  schedule has been subjected to the auditing procedures applied in the audits of the basic financial  statements and, in our opinion,  is fairly stated in all material  respects in relation to the basic  financial  statements taken as a whole.

PricewaterhouseCoopers LLP

June 27, 2001
New York, NY

HANDY & HARMAN
SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999                                             2
--------------------------------------------------------------------------------

                                                          DECEMBER 31,
                                                      2000           1999
 ASSETS:

 Investments at fair value                       $ 29,050,530   $ 28,946,439
                                                 -------------  ------------

 Receivables:
 Employer matching contributions                       49,222         54,496
 Participant contributions                            218,734        233,347
 Other                                                  2,629         51,380
                                                 ------------    -----------
 Total receivables                                    270,585        339,223
                                                 ------------    -----------

 NET ASSETS AVAILABLE FOR BENEFITS               $ 29,321,115   $ 29,285,662
                                                 ============   ============

HANDY & HARMAN
SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000                                        3
--------------------------------------------------------------------------------

ADDITIONS
Investment income:
  Net appreciation/depreciation in fair value of investments       $ (2,303,846)
  Interest                                                              104,463
  Dividends                                                           2,226,402
                                                                   ------------
                                                                         27,019

Contributions:
  Participant                                                         2,775,325
  Employer                                                              618,928
                                                                   ------------
                                                                      3,394,253

Total additions                                                       3,421,272
                                                                   ------------

DEDUCTIONS:
  Benefits paid to participants                                       3,380,389
  Administrative expenses                                                 5,430
                                                                   ------------

Total deductions                                                      3,385,819
                                                                   ------------
Net increase                                                             35,453

Net assets available for benefits:
  Beginning of Year                                                  29,285,662
                                                                   ------------

  End of year                                                      $ 29,321,115
                                                                   ============

1.       DESCRIPTION OF PLAN

         The following brief description of the Handy & Harman Savings Plan (the
         "Plan") is provided for general information purposes only. Participants should refer to the Plan  document for a more complete  description  of the Plan's provisions.

         The  Plan  is a  defined  contribution  plan  subject  to the  Employee
         Retirement Income Security Act of 1974 ("ERISA"). The Plan's assets are held in trust by T. Rowe Price Trust Company. The general operation and administration  of the  Plan  are  carried  out  by the  Administrative
         Committee for the Plan (the "Committee").

         Any  employee  of Handy & Harman and  participating  subsidiaries  (the
         "Company") who is not subject to a collective  bargaining  agreement of the Company which  prohibits  participation  in the Plan is eligible to become a member of the Plan after three months of service.

         On March 1, 1998,  the Company  entered into an  Agreement  and Plan of
         Merger with WHX Corporation which was completed on April 13, 1998.

         On September 14, 1999,  assets amounting to $2,341,596 were merged into the Plan from the Sumco Inc.  401(k)  Plan.  Sumco Inc.  ("Sumco") is a
         wholly  owned  subsidiary  of Handy &  Harman.  Sumco  employees  began participating in the Plan on July 1, 1999.

         CONTRIBUTIONS
         For each plan year,  participants  may  contribute  up to 15% of pretax annual  compensation,  as defined in the Plan,  not to exceed an annual
         maximum  as   determined   by  Internal   Revenue   Service  Rules  and
         Regulations.  Participants may also rollover  contributions  from other
         qualified   defined   benefit   or   contribution   plans.   For  Sumco
         participants,  the Company  contributes  an amount  equal to 75% of the first 4% of base  compensation  that a participant  contributes  to the
         Plan.  For all other  participants,  the Company  contributes an amount equal to 50% of the first 3% of base  compensation  that a  participant contributes to the Plan.

         From January 1, 1999 until July 1, 1999,  the date of the Plan's merger with the Sumco Inc.  401(k) Plan, all employer  matching  contributions were made to the WHX  Stock  Fund.  Beginning  July 1,  1999,  employer matching  contributions to Sumco  participants were allocated among the various investment funds according to participants' elections. Employer matching contributions to all other participants continue to be made to the WHX Stock Fund.

         Participant   contributions   may  be   limited   as  the   result   of
         nondiscrimination test criteria as defined by the Internal Revenue Code of 1986, as amended.

         The unit value of  participant's  accounts in a  particular  investment fund is computed  by dividing  that  particular  investment  fund's net value by the total number of participant units in that investment fund.

         VESTING
         Participants  are  immediately  vested  in the  entire  value  of their
         accounts,   including  employer   contributions  plus  actual  earnings
         thereon.

         INVESTMENT OPTIONS
         Each  participant  in the Plan elects to have his or her  contributions invested in any one or a combination of investment  funds.  These funds are described as follows:

         T. ROWE  PRICE MID CAP  GROWTH  FUND - This fund  invests in the common stocks of medium-sized companies.

         T. ROWE PRICE  SMALL CAP VALUE  FUND - This fund  invests in the common stocks of small sized companies.

         T. ROWE PRICE PRIME  RESERVE  FUND - This fund is an  actively  managed portfolio with investments in money market funds.

         MASSACHUSETTS INVESTORS GROWTH STOCK FUND - This fund seeks investments it believes to have better than average long-term growth potential with an  emphasis  on  quality  companies.  The fund may invest up to 50% in foreign securities.

         MASSACHUSETTS  INVESTORS  TRUST - This trust seeks  reasonable  current income and long-term growth of income and capital. It invests primarily in stocks  representing  well  known  companies  across a wide range of industries.

         T. ROWE  PRICE  EQUITY  INDEX 500 FUND - This fund  invests  in the 500 stocks that make up the S&P 500(R) Index.

         T.  ROWE  PRICE  INTERNATIONAL  STOCK  FUND  -  This  fund  invests  in established non-U.S.  companies. It is diversified in developed,  newly industrialized, and emerging countries.

         T. ROWE PRICE  SPECTRUM  GROWTH FUND - This fund  invests in seven U.S.
         stock funds, one international stock fund, and one money market fund.

         MFS TOTAL  RETURN FUND - This fund,  under  normal  market  conditions, invests  at  least  25% of the  portfolio  in fixed  income  securities
         (bonds) and at least 40% of the  portfolio  in stocks with no more than
         75% of assets invested in stocks.

         T. ROWE PRICE CAPITAL  APPRECIATION  FUND - This fund invests primarily in stocks.

         T. ROWE PRICE  SPECTRUM  INCOME  FUND - This fund  invests in five U.S.
         bond funds, two  international  bond funds, a money market fund, and an income-oriented stock fund.

         T. ROWE PRICE  STABLE  VALUE FUND - This common  trust fund  invests in investment  contracts  issued by high-quality  insurance  companies and banks as rated by T. Rowe Price  Associates,  Inc.,  the advisor to the fund's sponsor, T. Rowe Price Trust Company.

         BENEFIT PAYMENTS
         Participants  can receive the full current  value of their account upon
         termination,   including  death  or  permanent  and  total  disability.
         Provision has been made to permit early withdrawal of the balance in an account in the event of hardship, as defined by the Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING
         The Plan's financial statements have been prepared on the accrual basis of accounting.

         INVESTMENT VALUATION AND INCOME RECOGNITION
         The Plan's  investments are stated at fair value.  Shares of registered
         investment   companies  are  valued  at  quoted  market  prices,  which represent  the net asset  value of the shares  held by the Plan at year end. Funds invested in WHX common stock are valued at its quoted market
         price.   Participant   loans  receivable  are  valued  at  cost,  which
         approximates fair value.

         Purchases and sales of securities  are recorded on a trade-date  basis.
         Interest  income  is  recorded  on the  accrual  basis.  Dividends  are recorded on the ex-dividend date.

         PARTICIPANT LOANS
         Participants  may borrow from their fund  accounts a minimum of $500 up to a maximum  of 50  percent of their  account  balance,  not to exceed
         $50,000.  Loan terms  typically range from 1-5 years and are secured by the balance in the participant's account. The interest rate on the loan is prime  plus 1% at the date of the loan  application.  For the  years ended  December 31, 2000 and 1999,  the  interest  rate on loans ranged from 6.75% to 10.5%.  Through  payroll  deductions,  the  principal and interest is repaid directly to the participant's account.

         PAYMENT OF BENEFITS
         Benefits are recorded when paid.

         ADMINISTRATIVE EXPENSES
         With the  exception of investment  advisory fees paid by the Plan,  all other administrative expenses are borne by the Company.

         USE OF ESTIMATES
         In accordance with generally accepted accounting  principles,  the Plan has  made  a  number  of  estimates  and  assumptions  relating  to the reporting of assets and  liabilities  and the  disclosure of contingent assets and  liabilities to prepare these financial  statements.  Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES
         The Plan provides for various  investment options in any combination of
         stocks,   bonds,   mutual  funds,  and  other  investment   securities.
         Investment  securities are exposed to various  risks,  such as interest rate,  market  and  credit.  Due to the level of risk  associated  with certain investment  securities and the level of uncertainty  related to changes  in  the  value  of  investment  securities,  it  is  as  least reasonably  possible  that  changes  in risks in the  near  term  would materially  affect  participants'  account  balances  and  the  amounts reported in the statement of net assets  available for benefits and the statement of changes in net assets available for benefits.

         PRESENTATION
         The Plan  presents  in the  statement  of changes in net assets the net appreciation  (depreciation) in the fair value of its investments which
         consists  of  the   realized   gains  or  losses  and  the   unrealized
         appreciation (depreciation) on those investments.

3. Investments

The following presents investments that represent 5% or more of the Plan's net assets:

                                                                                 December 31,
                                                                                 ------------
                                                                        2000                  1999
T. Rowe Price Spectrum Growth Fund, 441,466 and
414,939 shares, respectively                                         $6,939,852            $7,348,570
T. Rowe Price Capital Appreciation Fund, 296,937 and
312,211 shares, respectively                                          4,142,267             3,905,750
T. Rowe Price Prime Reserve Fund, 2,851,055 and
3,210,042 shares, respectively                                        2,851,055             3,210,042
T. Rowe Price Stable Value Fund, 2,581,750 and 2,831,694
shares, respectively                                                  2,581,750             2,831,694
T. Rowe Price Spectrum Income Fund, 216,390 and
232,833 shares, respectively                                          2,330,516             2,493,644
Massachusetts Investors' Growth Fund, 164,873 and 104,013
shares, respectively                                                  2,825,923             2,114,575
T. Rowe Price Equity Index 500 Fund, 44,320 and 38,939 shares,
respectively                                                          1,573,344             1,540,446
T. Rowe Price Small Cap Value Fund, 75,691 and 64,876
shares, respectively                                                  1,448,723             1,143,115

During 2000, the Plan's  investments  (including  gains or losses on investments bought  and  sold,  as well as held  during  the year)  depreciated  in value by
$2,303,846, as follows:

Mutual funds                                                        $(1,247,291)
WHX Stock Fund                                                       (1,056,555)
                                                                    -----------
Total investments                                                   $(2,303,846)
                                                                    ===========

NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant  components of the
         changes  in  net  assets   relating   to  the   nonparticipant-directed
         investments is as follows:

            Net assets:
              WHX Stock Fund                             $182,973      $710,313
              Employer matching contributions              43,842        52,417
                                                         --------      --------
                                                          226,815       762,730

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                                2000
           Changes in net assets:
              Contributions                             $     520,395
              Net depreciation                             (1,056,555)
              Loan repayments                                  47,574
              Loan interest income                              7,444
              Benefits paid to participants                   (54,773)
                                                        -------------
                                                        $    (535,915)
                                                        =============

5.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated  February 22,  1996,  that the Plan and related  trust are designed in accordance with applicable sections of the Internal Revenue
         Code (IRC). The Plan has been amended since receiving the determination letter.  However,  the plan  administrator  and the Plan's tax  counsel believe that the Plan is designed and is  currently  being  operated in compliance with applicable requirements of the IRC.

6.       PLAN TERMINATION

         Although it has not  expressed any intent to do so, the Company has the right under the Plan to discontinue its  contributions  at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan  termination,  participants  will become 100 percent  vested in their accounts.

         In the event of  termination,  the trustee is not  required to make any distributions  from the trust  until  such  time as the IRS shall  have determined in writing that such  termination  will not adversely affect the tax qualification of the Plan.

7.       RELATED PARTY TRANSACTIONS

         At  December   31,  2000  and  1999,   $24,263,135   and   $24,547,130,
         respectively,  was invested in funds managed by T. Rowe Price, the Plan trustee. At December 31, 2000 and 1999, the WHX Stock Fund included net assets of $226,815 and $762,730, respectively.

HANDY & HARMAN
SAVINGS PLAN

SCHEDULE H - ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000                                                   11
--------------------------------------------------------------------------------

*WHX Stock                          WHX Stock Fund                    $  182,973+
*T. Rowe Price                      Stable Value Fund                  2,581,750
*T. Rowe Price                      International Stock Fund             980,334
*T. Rowe Price                      Prime Reserve Fund                 2,851,055
*T. Rowe Price                      Capital Appreciation Fund          4,142,267
*T. Rowe Price                      Spectrum Growth Fund               6,939,852
*T. Rowe Price                      Spectrum Income Fund               2,330,516
*T. Rowe Price                      Small Cap Value Fund               1,448,723
*T. Rowe Price                      Equity Index 500 Fund              1,573,344
*T. Rowe Price                      Mid Cap Growth Fund                1,415,194
MFS Investment Management           MFS Total Return Fund                171,995
MFS Investment Management           Mass. Investors' Trust               400,983
MFS Investment Management           Mass. Investors' Growth Fund       2,825,923
*Loans to participants              Participant loans                  1,205,620

*Denotes party-in-interest
+Nonparticipant directed fund, cost basis $1,188,538

                                   SIGNATURES

         The Plan.  Pursuant to the requirements of the Securities  Exchange Act of 1934,  the trustees (or other  persons who  administer  the employee  benefit plan)  have duly  caused  this  annual  report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Handy & Harman Savings Plan
                                                   (Name of plan)

Date: June 29, 2001                     /s/ Paul E. Dixon
                                        ------------------------------------
                                        Name:  Paul E. Dixon
                                        Title: Senior Vice President, General
                                               Counsel and Secretary
                                        Handy & Harman Savings Plan Administrative
                                        Committee

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration
Statements listed below of WHX Corporation of our report dated June 27, 2001, relating to the financial statements of the Handy & Harman Savings Plan, which appear in this Form 11-K.

On Form S-3

            File No. 33-54831
            File No. 33-63845

On Form S-8:

            File No. 33-54801
            File No. 33-56281
            File No. 333-64217
            File No. 333-36985
                                                      /s/ PricewaterhouseCoopers LLP
                                                      ---------------------------------
PricewaterhouseCoopers LLP
New York, New York
June 29, 2001